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[Progressive Asset Management, Inc. letterhead]                       EXHIBIT 19
REPORT TO SHAREHOLDERS

QUARTER ENDING SEPTEMBER 30, 2001

I. FINANCES.

During the quarter ending September 30, 2001, Progressive Asset Management, Inc.
(PAM) again achieved positive financial results. PAM produced total revenues of $122,790, while incurring expenses of $102,028, thereby generating a net profit of $20,762 for the quarter. Earnings for the quarter were $0.01 cent per share (fully diluted also $ 0.01 cent per share).

Net profits do reflect a decline of $ 18,413 from the same quarter of the previous year. Such a decline is attributable to a fall in gross revenues, since expenses remained nearly identical between the quarters. This drop in revenue was caused by 1) a decrease in commissions and asset-based fees associated with a turbulent equities environment, and 2) a reduction in the percentage of broker-generated revenues received by PAM because registered representatives who are part of the PAM Network received an increase in pay out. Each PAM shareholder receives as part of this Quarterly Report, the unaudited financial statement for the quarter ending September 30, 2001, prepared by Markle Stuckey Hardesty & Bott.

As we have discussed in past reports, under the strategic alliance with Financial West Group (FWG), FWG executes securities transactions and receives the commissions for those transactions generated by registered representatives who are members of the PAM Network. FWG then distributes the preponderance of the commissions to the registered representatives, retaining a portion, which is shared with PAM. In the past year, PAM increased the amount paid out to the registered representatives (thereby decreasing the amount received by PAM). PAM believes that this step was necessary to reward the exemplary efforts of the PAM Network registered representatives to increase productivity and encourage their continued participation in the PAM Network, as well as making the PAM Network as attractive as possible to potential recruits.

II. IMPLEMENTATION OF PAM'S BUSINESS PLAN.

Critical aspects of building PAM involve adding more registered representatives to the Network and increasing the productivity of existing ones. To pursue these goals, PAM established the position of Director of Business Development that Alison Wise filled in August. Despite the fact that her first few weeks were spent successfully studying for and passing her broker's licensing exams, it is already apparent that staff capacity for recruitment and broker-coordination has improved markedly. Ms. Wise holds an MBA from the University of Oregon, where she was also a co-director of the 1999 Annual Sustainable Business Symposium. She has been involved with social and environmental business for the past ten years.

In addition, a new advertising initiative was undertaken with PAM's first-time ever purchase of a full-page ad and tear-off postcard in Coop America's widely circulated Green Pages, a directory of "green" businesses for consumers interested in shopping in a socially responsible manner.

During the quarter, work continued on Progressive Trade Securities (PTS), a new company created by PAM and Sustainable Systems, Inc., to offer socially responsible investing to on-line investors. Recently, PTS negotiated a favorable Memorandum of Understanding with a provider of on-line trading and back-


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office brokerage services. Based on this development PTS is in conversation with potential investors. However, no launch date can be set until sufficient capital is raised, and the uncertain status of the markets today makes it very difficult to predict when, or even if, such funds will become available.

III. SHAREHOLDER MATTERS.

PAM's Board believes that the repurchase of PAM common shares is one of the best ways to increase shareholder value, by reducing the number of outstanding shares. The company has maintained a buy-back program since establishing the strategic alliance with FWG. Since July 1999 PAM has repurchased 223,472 shares of common stock. During the quarter ended September 30, 2001, 50,450 shares, approximately 3.5% of outstanding common shares, were purchased.

Given the financial success of PAM's operations over the past two years and its healthy balance sheet, the Board has decided to accelerate the buy back program by initiating a tender offer for 250,000 shares of common stock. You will soon receive documents outlining the details of the offer, if you have not already. During the tender offer, PAM will not be buying back any stock on the open market.

PAM continues to file quarterly and annual reports and other special reports as required with the SEC. PAM filed a Schedule TO with the SEC detailing the terms of the tender offer. The Schedule TO, as well as the quarterly and annual reports, are available online from the SEC.

IV. LOOKING TO THE FUTURE.

The quarter ending September 30, 2001 was the 8th consecutive quarter of profitability for PAM under the new strategic alliance with Financial West Group. Such consistency appears to demonstrate the viability of our business model, at least on the scale that PAM presently operates. We believe that actions taken during this period have enhanced PAM's ability to grow and to increase shareholder value.

However, the world has changed since September 11th. Given current trends, revenues are likely to decline. The unprecedented degree of uncertainty that grips the world today profoundly challenges our ability to foresee what will happen in the financial markets, and consequently what will be the fate of companies, large and small.

For fourteen years we have sought to offer our clients the opportunity to invest for financial return and social progress. The importance of our mission has never been greater, nor our conviction about its relevance stronger. Thank you for your continuing support of our efforts. We appreciate the strength of PAM's stakeholders in these turbulent and troubling times.

Peter Camejo                                                Eric Leenson

    /s/                                                          /s/
Board Chair                                                 President, CEO
November 14, 2001

Forward-Looking Statements. Any statements contained in this Report that relate to future plans, events, or performance are forward-looking statements that involve risks and uncertainties. These include, but are not limited to, changes in general economic conditions, particularly the recent down-turn in the economy, the war against terrorism, intense competition for customers, pressures on brokerage, other fees charged, most notably the competition among firms offering brokerage services on-line, the mood of the investing public and the changes in political attitude toward socially responsible investments. The terrible attack on September 11, 2001, on targets in the United States created even greater uncertainty and insecurity. PAM cautions that the foregoing list of important factors is not exclusive. Developments in any of these areas could cause PAM's results to differ materially from results that have been or may be projected by or on behalf of PAM. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this statement. PAM does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of PAM.

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